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                         Filed by Hewlett-Packard Company
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Bluestone Software, Inc. Registration Statement No. 333-49678


         THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, AS WELL AS ASSUMPTIONS THAT, IF THEY NEVER MATERIALIZE OR PROVE INCORRECT, COULD CAUSE THE RESULTS OF HEWLETT-PACKARD COMPANY ("HP") AND ITS CONSOLIDATED SUBSIDIARIES TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS, INCLUDING ANY PROJECTIONS OF EARNINGS, REVENUES, OR OTHER FINANCIAL ITEMS; ANY STATEMENTS OF THE PLANS, STRATEGIES, AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS; ANY STATEMENTS CONCERNING PROPOSED PRODUCTS, SERVICES, OR DEVELOPMENTS; ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE; STATEMENTS OF BELIEF; AND ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING. THE RISKS, UNCERTAINTIES AND ASSUMPTIONS REFERRED TO ABOVE INCLUDE THE ABILITY OF HP TO RETAIN AND MOTIVATE KEY EMPLOYEES; THE TIMELY DEVELOPMENT, PRODUCTION AND ACCEPTANCE OF PRODUCTS AND SERVICES AND THEIR FEATURE SETS; THE CHALLENGE OF MANAGING ASSET LEVELS, INCLUDING INVENTORY; THE FLOW OF PRODUCTS INTO THIRD-PARTY DISTRIBUTION CHANNELS; THE DIFFICULTY OF KEEPING EXPENSE GROWTH AT MODEST LEVELS WHILE INCREASING REVENUE; AND OTHER RISKS, ASSUMPTIONS AND UNCERTAINTIES THAT ARE DESCRIBED FROM TIME TO TIME IN HP'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING BUT NOT LIMITED TO THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 1999 AND OTHER SUBSEQUENTLY FILED REPORTS AND ITS REGISTRATION STATEMENT ON FORM S-4 FILED NOVEMBER 9, 2000 RELATING TO THE POTENTIAL ACQUISITION BY HP OF THE OUTSTANDING STOCK OF BLUESTONE SOFTWARE, INC. ("BLUESTONE"). OTHER RISKS, ASSUMPTIONS AND UNCERTAINTIES WITH RESPECT TO BLUESTONE ARE DESCRIBED FROM TIME TO TIME IN BLUESTONE'S SECURITIES AND EXCHANGE COMMISSION REPORTS, INCLUDING BUT NOT LIMITED TO BLUESTONE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AND SUBSEQUENTLY FILED REPORTS. IF ANY OF THESE RISKS OR UNCERTAINTIES MATERIALIZE OR IF ANY OF THESE ASSUMPTIONS PROVE INCORRECT, HP'S OR BLUESTONE'S RESULTS COULD DIFFER MATERIALLY FROM HP'S OR BLUESTONE'S EXPECTATIONS IN THESE STATEMENTS. NEITHER HP NOR BLUESTONE INTENDS TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

         SET FORTH BELOW ARE THE TEXTS OF SCRIPTS PREPARED FOR USE BY HP'S PRESIDENT AND CHIEF EXECUTIVE OFFICER AND EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER FOR THE NOVEMBER 13, 2000 CONFERENCE CALL DISCUSSING HP's FOURTH QUARTER RESULTS, FISCAL YEAR 2000 RESULTS, FISCAL YEAR 2001 OUTLOOK AND TERMINATION OF DISCUSSIONS WITH PWC:

ROBERT P. WAYMAN:

I have to remind you that the primary purpose of this call is to provide you with an update on HP's financial results and strategic direction.

It's possible that some of our comments and responses to your questions may include forward-looking statements. These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties, and actual future results may vary materially.

Again, I encourage you to read the risk factors described in the company's annual report on Form 10-K for the year ended October 31, 1999 and our subsequently filed reports for an understanding of the factors that may affect the company's businesses and results.

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CARLETON S. FIORINA:

Thanks Bob.

As you know we were scheduled to announce our 4th quarter and full-year results on Wednesday. However, as we reviewed the numbers over the weekend, we decided to advise you immediately of a shortfall in our performance. We also wanted to alert you in real time to the end of our efforts to acquire PwC's consulting business. Hence this morning's press release which is on our website.

Let me start by reporting on the quarter. While we surpassed expectations on the top line, we clearly failed to achieve our bottom line objective.

Let's begin with the bad news. We missed our EPS growth objective, reporting 14% EPS growth -- or $0.41 excluding gains and other items -- versus the Street estimate of $0.51. This shortfall is despite turning in strong 17% revenue growth.

I take full responsibility for not delivering on my stated promise of consistent, predictable financial performance. What is especially frustrating for me is that we were hurt by a variety of issues that combined to spoil what could have been a very good quarter. There is no one overriding cause -- but rather a confluence of six or seven things that taken separately are all manageable. Together, however, they caused us to miss significantly on EPS. This doesn't make the shortfall any more acceptable.

The reasons for the shortfall primarily center around margin pressures, adverse currency affects, higher-than-expected expenses, and business mix.

Before I get into the details, let me say that these are all things that we need to have improved visibility on going forward- and we are taking aggressive actions to be sure

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we do.

ISSUES:

COST OF SALES

Our higher cost of sales clearly hurt the bottom line, driven in part by our focus on accelerating revenue momentum across HP's business. A year ago I was brutally candid about the need to restructure and reinvigorate our sales force - we simply weren't performing in the marketplace. The good news is our focus in this area has had a significant result, our team is the strongest it's ever been.

We made a conscious decision to enter fiscal 2001 with significant momentum and we incented our salespeople accordingly with a number of attractive commission plans. They delivered and the result is an increase in field selling costs that significantly exceeded our expectations. It's a fourth-quarter specific event - given that most of our incentive plans are cumulative through the year and reset in Q1. We had a strong October, with revenues 4% ahead of plan and order momentum into FY 2001. For example, UNIX orders were up 43% and OpenView orders were up 60%, both over the same period last year. In addition to strong backlogs, ASPs are increasing, so in no way are we giving product away. As we move into FY 2001, we're keeping the pressure on the salesforce but assessing the appropriateness of our incentives -- as well as improving our processes for real-time monitoring of commission impact.

EXPENSES/HIRING

Another significant contributor to our miss was higher than anticipated expenses related to aggressive hiring in some areas of the business. For example, in line with our intensified focus on customer-facing resources and commitment to innovation, we hired more than 230 professionals in sales, 500 consultants, and 430 people in R&D, all during the fourth quarter. These were planned hires, but we didn't expect to get them all done in the fourth quarter. October was a big spike. In total, HP added a net


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2,100 people in the fourth quarter - 1,300 of these in October alone.

These were important hires... as I've said repeatedly, we need to increase our customer-close resources, and we're ramping up R&D as we prepare to introduce products later this year around IA64 architecture and make very focused enhancements to the HP-UX operating system.

We've done a couple things to prevent a similar situation in 2001. We're reviewing our hiring plan for Q1. And we've implemented an additional set of controls on hiring, requiring senior executive signoff on all hires.

As we said a year ago, we've embarked on a $1 billion infrastructure cost reduction program in part to pay for our increased investments in R&D and customer-close resources. As we did in May, we will update you again in our December meeting, but we remain ahead of plan.

BAD DEBT AND RELATED WRITEOFFS

Bad debt expense stemming from loans and investments made by our Finance & Complements Group was approximately $20 million over plan. In addition, there was a $48 million write-off against our venture financing portfolio. This item was included in other expense. FCG is a business that we have been actively reviewing since the middle of this year as we began to see signals that the portfolio could be impacted by the spreading downturn in the dot-com sector. After an extensive internal review, we have taken steps to reduce the overall potential exposure, implemented a more formal investment review process, lowered the ceiling on individual transaction sizes and replaced management.

VERIFONE

We have been exploring divestiture and other alternatives for our underperforming, non-strategic VeriFone software business. We have decided to restructure the


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business to lower its cost structure. This includes revamping products, consolidating manufacturing and overseas offices and locations, and downsizing staff. Losses of $48 million which include a restructuring charge are incorporated in Q4 results. While we are making progress, we expect losses to continue at diminishing levels through the first half of FY 2001.

CURRENCY

We also experienced a significant adverse currency impact in Q4. While we were hedged against the Euro, our strong finish to the quarter created some unhedged exposure. Also, given that we source laser printer engines primarily from Japan, the yen cost us about 3 cents a share compared to the fourth quarter of last year.

In addition to fine tuning our hedging programs, we have raised prices in Europe on various printing products. We are also continuing to negotiate price improvements in our sourcing agreements that should help us over time.

MIX

This is a good news/bad news story. On one hand, we delivered growth above expectations in many of our businesses. On the other hand, the growth was weighted more heavily toward the low-end of the product lines.

For example, we had a solid result in our low-end Unix business with revenues up over 100%, but with no revenues yet from our high-margin SuperDome server, which will begin shipping in volume in January.

Mix was also affected by growth in home PCs (up 62%) and notebooks (up 164%).

There was also a similar situation in printing. We had very strong sales of low-end printers in Q4 with less of an offset from our high-end color printers. We are now rolling out several important new products that will contribute to sales and margins in FY

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2001.

Our LaserJet business was hit by overall softness in the US business printing market. Again, good news, bad news. We actually gained share in the US color laser market, but given lower corporate purchases of laser printers, coupled with product transitions, we reported a 7% decline in revenues against a very tough 1999 comparison.

What are we doing about mix issues? We are increasing ASPs and aggressively driving costs out of our product line. Unlike many of our competitors, we are also walking away from low-end sales that don't meet our profitability objectives.

END OF QUARTER

All of these issues, which were exacerbated by the extraordinary October sales performance, were hard to see coming, but raise legitimate questions about whether we have sufficient visibility on our business.

As you're aware, we're undergoing what is essentially a reinvention of the business including the fundamentals of strategy, structure, performance metrics and rewards, and culture and behavior.

This has been an enormous and important undertaking and one that is clearly driving our growth and momentum. This kind of change involves risks and we didn't manage them effectively this quarter.

You may remember that we committed to restructure the business to give more definition to a customer-facing organization dedicated to serving business and consumer customers and product generation organizations aimed at creating world-class products and technologies.

This is without question the right structure and approach for our business, and our

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customers are already seeing a clear difference, but in the transition we still have more to do in forecasting, monitoring, and managing our operational and financial performance. This, of course, is no excuse. While we've undoubtedly improved our focus on the customer - and reinvigorated growth -- it can't be at the expense of effectively managing the profitability of our business.

So what are we doing about it?

We are better deploying financial and operational resources inside the businesses. We are increasing accountability and clarifying roles and responsibilities between the customer-facing and product-generation organizations.

On November 1, we brought new 3D financial management systems online that will give us for the first time a comprehensive running picture of our business along the dimensions of geography, product, and customer categories. We are also rolling out some new profit and pricing tools for our business units. All of this will improve our interim monitoring and planning processes and further enhance our real-time visibility into the numbers.

Stepping back, the reality is that our business is healthy with good momentum and we're making progress against our stated objectives of aggressively growing our current businesses and using our outstanding technology portfolio and market positions to drive the adoption of always-on Internet infrastructure, information appliances and e-services. In addition, as our results indicate this quarter, our global presence is clearly a key differentiator for us as we continue to experience strong market acceptance across our portfolio in high-growth markets worldwide.

While U.S. revenue was up 13 percent in the fourth quarter, international growth was up 20 percent in dollars and 26 percent in local currency. Asia Pacific revenues were up 36 percent...34 percent in local currency. Latin America grew 11 percent.

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Revenue in Europe grew 15 percent in dollars but 27 percent in local currency--an excellent result. For the total company, our 17 percent dollar revenue growth translated into 20 percent growth in constant currency. Our task going forward is to bring that growth to the bottom line.

Now, let's review the results by segment.

COMPUTING SYSTEMS.

In Computing Systems - the core of which is our Internet infrastructure business -- we delivered strong top-line growth of 29 percent (32% in local currency) - with many product lines showing even higher growth.

Unix server revenues were up 23 percent year-over-year - and orders increased 43 percent - driven by excellent performance in low and mid-range servers. Revenues in our low-end Unix business grew 127% over the prior year quarter, fueled by strong unit growth and higher ASPs. Additionally, we began ramping up our A-class low-end servers in the fourth quarter, which further enhances our competitiveness in the hot service provider market.

In the mid-range, server revenues grew 23%, again primarily due to higher ASPs and richer configurations.

At the high-end, revenues were down 20%, but orders were up 25% year over year and up 59 percent sequentially. Going forward we have high expectations for Superdome.

Our Netserver business showed good progress and achieved 20% revenue growth.

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MOVING ON TO STORAGE.

This quarter, enterprise storage revenue grew 40 percent year-over-year driven by strong momentum in our XP-512 high-end storage revenues, which were up 90 percent. Backlog in this key product is also strong ...we exited 4Q with higher backlog than we started it.

Software revenue growth was frankly disappointing at 18 percent, excluding VeriFone, given our 55 percent growth last quarter. The good news is that the order picture was strong. For example, OpenView orders were up 60 percent. We're taking a more focused approach to our software business and divested a number of non-strategic assets this quarter.

Going forward, we will significantly strengthen our software business with the strategic acquisition of Bluestone Software, which is expected to close in January. By adding Bluestone's highly acclaimed J2EE and XML-based web application server and tools - we will enable customers to develop and deploy applications and services that capitalize on the emerging services-based computing model.

NOW LET'S TURN TO THE PC BUSINESS.

Our PC business grew 40% year over year in revenues and we continue to be the fastest growing PC business in the world. Despite continuing high growth, we're managing the business profitably with excellent asset turns, aggressive channel inventory management, and continued operating margin improvement. Our US retail PC channel inventory position in weeks of supply is the same as a year ago.

Notebooks exceeded our expectations for the year posting another outstanding quarter with revenues up 164 percent over the prior year.

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During the quarter, we became the number one overall home PC market leader in the US with 92 percent revenue growth year over year.

In September, we were number one in US retail with a 47 percent dollar share and in October, we had 6 of the top ten best selling PC models at retail (NPD).

So the revenue picture in Computing Systems is quite positive...however, on the bottom-line, many of the factors I cited earlier had the most pronounced effect on this segment. Operating profit margin fell to 3.7 percent - undoing the strong progress of last quarter.

While we won't get back to 7 percent margins overnight, we believe we will see significant progress as we move through FY2001.

ON TO OUR IT SERVICES BUSINESS.

The overall story in IT Services is solid growth - but profitability is still not where we want it to be. Revenue grew by 15 percent year over year, due in large part to HP Consulting, which posted healthy revenue gains in the quarter of 46 percent year over year, well ahead of the consulting industry average. It's an area we're emphasizing given its critical role in helping companies apply our e-services strategy to streamline business processes and create new revenue streams. I'll provide more insight into our consulting strategy going forward when we discuss our decision related to PwC in a few moments.

Operating margin in this segment was 7.4 percent, essentially flat with 7.5 percent last year and not where it needs to be.

IN IMAGING AND PRINTING SYSTEMS ...

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For the quarter, IPS posted revenue growth of 6 percent - 9 percent in local currencies -- against a very tough compare - remember fourth quarter '99 exceeded 20 percent growth.

Strong sales of supplies, scanners, all in one products and consumer imaging devices, as well as overall strength in Europe and Asia partially offset softness in the U.S. business printing market and continuing price erosion in inkjet printers. We shipped nearly 12 million printing and scanning devices in the quarter.

HP's color laser jet market share increased during the quarter and several important new product introductions are underway, which will benefit FY2001. Monochrome business printing was down 8 percent.

Imaging revenues in the quarter grew 31 percent over the year ago period. AiOs were up 31 percent, scanners were up 12 percent, and in digital imaging solutions, camera and Photosmart printer bundles rose 137 percent. In terms of units, AiO were up 53 percent and Photosmart grew 208%.

Supplies revenues grew 15 percent against a strong quarter last year.

The slowdown in U.S. business printing was positively offset by stronger growth in Europe. IPS revenue growth in Europe was up 11 percent, 18 percent adjusted for local currency. Key drivers of our growth in Europe include inkjet supplies, up 20 percent; laserjet supplies, up 36 percent; and imaging up 55 percent. In Asia, IPS experienced good growth overall - inkjet supplies grew 34 percent.

Going forward, as I've said before, we believe the imaging and printing market is poised for big growth in the areas in which we excel -- color printing in the office, new all-in-one devices at home, digital imaging, and by way of our recent alliance with Indigo, we're entering into the high opportunity commercial printing business.

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CONSUMER BUSINESS

Now let me take a market view of our business. We've said we're committed to leveraging our strength in the consumer market. In HP's $16 billion consumer business - which cuts across our three segments and includes deskjets, inkjet supplies, home PCs, scanners and photo printers - there was a lot of good news. Revenues grew 25 percent during the quarter compared to the same period last year and over 30 percent for the year.

We are the leading consumer IT supplier and 2nd largest consumer electronics manufacturer in the world. Growth has been driven in large part by increasing demand for digital music, digital imaging, and wireless connectivity solutions and e-services.

The consumer business is a very profitable one for HP. We delivered 26 percent operating profit growth and a 10.9 percent operating margin.

We're accelerating our regional expansion into high growth, lower penetration markets to offset slowing growth in the US market. In the fourth quarter, we entered Japan, Chile, Venezuela, and have just begun to roll out products in Germany.

In Embedded Personal Systems, we experienced record growth in Jornada Pocket PC appliance shipments during the quarter driven by an expanding applications portfolio for handheld devices including MP3 and wireless Internet connectivity. We're now shipping twice as much product as Compaq.

Revenues grew 87 percent for the quarter and we maintained our leading position in the US. We moved into the #2 position in appliance market revenues during the quarter, passing Handspring.

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We also showed strong revenue growth in CD/Readwrite devices, which grew 86 percent.

Now let me move on to some additional financial information.

Operating expense growth during the quarter as reported was 15 percent. Currency reduced expense growth by 2 points. So adjusted expense growth was 17% - well above our previous guidance of 9-12% and clearly too hot.

Net interest income and other was $243 million in the quarter. This includes extraordinary gains from divestitures which were offset by non-recurring gains and losses from investments and balance sheet translation that together netted to about $126 million. So, the underlying net interest income and other was about $117 million, essentially in line with our previous guidance.

Return on assets was 10.5 percent unchanged from the record level achieved last quarter.

Our balance sheet remains strong. Total cash was $5.4 billion and total debt was $5 billion. Share repurchases were $1.8 billion.

PWC

That completes my discussion of the quarter. Now, I'd like to discuss our decision to terminate our discussions with PwC.

We are disappointed that we have not been able to reach a mutually acceptable agreement to acquire PwC's consulting business. This is a high-quality operation, and we believe the strategic logic underlying this acquisition is compelling. However, given the current market environment, we are no longer confident that we can satisfy our value creation and employee retention objectives - and I am unwilling to continue


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subjecting the HP organization to the distraction of pursuing this acquisition any further.

In hindsight, I let the PwC opportunity linger for too long. I recognize that a number of you verbalized your concerns over the past few weeks and others simply voted with their positions in the stock ... while I want to be clear that I'm ultimately responsible for running the business ...but I realize you made some valid points.

However, we remain convinced that business transformation and technology implementation are inextricably linked in today's market. We are committed to aggressively growing our consulting capabilities, organically and possibly by acquisition, and are open to pursuing partnerships or other business arrangements to achieve our goals.

OUTLOOK

Recognizing that we are now in a "prove it" mode, let me now give you our growth outlook for FY2001.

We expect revenue growth for FY01 in the 15 to 17% range, driven by continued growth in servers, storage, software, consulting services, PCs, and our imaging and printing solutions.

We believe gross margin will be in the range of 27.5 to 28.5% for the full year, with improvements beginning in the second quarter. This compares to 28.5% for FY00.

We expect operating expenses including R&D and SG&A to increase 10 to 12% over full year 2000 as we continue to build our capabilities.

Our current guidance for net interest income and other remains unchanged at $120


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million per quarter. As you know this is a "catch-all" category and is very difficult to predict. We will continue to identify unusual items in our normal quarterly reporting.

The tax rate is expected to be approximately 23% as it was in FY2000. As usual we will update this factor as we progress through the year.

As you know share count varies during the year, but a good starting point would be 2.05 billion shares for Q1.

CONCLUSION

Obviously this is a tough day for the folks at HP and for me personally because all of the many things going right with the business have been overshadowed by our EPS shortfall.

This team is working incredibly hard to deliver on our promise of consistent, predictable results quarter after quarter. And we realize how critical it is to maintain the confidence of our shareowners, our customers, and our employees.

Thank you for taking the time to hear us out this morning on such short notice. Bob and I will now take your questions.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

         Investors and security holders of both HP and Bluestone are advised to read the Registration Statement on Form S-4 containing a proxy statement/prospectus regarding the proposed merger of HP and Bluestone because it contains important information about the transaction. The Registration Statement was filed on November 9, 2000 with the Securities and Exchange Commission by HP and Bluestone. Investors and security holders may obtain a free copy of the Registration Statement and other documents filed by HP and Bluestone with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from HP by directing a request to: Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California 94304 Attention: Investor Relations, telephone:
(650) 857-1501, and from Bluestone.

         Bluestone and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Bluestone's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Bluestone's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Bluestone.

         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.